Exhibit 99.1

NEWS FROM:

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

FOR IMMEDIATE RELEASE: October 4, 2006

COOLBRANDS ANNOUNCES LATE FILING OF FINANCIAL STATEMENTS

Toronto, Canada, October 4, 2006 – CoolBrands International Inc. (“CoolBrands”) (TSX: COB.A) announces today that it does not expect to meet the deadline under Canadian securities legislation of November 29, 2006 for filing its audited financial statements, related management’s discussion and analysis (“MD&A”) and annual information form (“AIF”) for its financial year ended August 31, 2006. This delay is primarily due to two factors:

•	Liquidity constraints caused by the Company’s ongoing losses from operations compounded by seasonal contraction of its borrowing base and other restrictions on the Company’s line of credit.

•

Uncertainties related to previously disclosed events including the existing defaults under the Company’s credit agreements and recently filed litigation requiring additional analysis that CoolBrands and its auditor do not expect to complete prior to the filing deadline.

The Company is endeavoring to generate incremental liquidity in the short term through salary deferrals by certain members of senior management and the divestiture of some of its business units and other assets. However, there is no assurance that any particular divestiture transaction will be consummated in a timely manner or at all. The Company is also reducing operating costs through efforts that include personnel reductions.

CoolBrands expects to complete the necessary work for the audited financial statements, MD&A and AIF and file these reports by January 29, 2007.

Pending the filing of its annual audited financial statements, MD&A and AIF, CoolBrands intends to satisfy the alternative information guidelines recommended by Ontario Securities Commission (“OSC”) Policy 57-603 and Canadian Securities Administrators (“CSA”) Staff Notice 57-301. The Company will request the applicable Canadian securities regulators that a management cease trade order related to CoolBrands’ securities be imposed against some or all of the persons who have been directors, officers or insiders of CoolBrands. If granted, such an order would not generally affect the ability of persons who have not been directors, officers or insiders of CoolBrands to trade CoolBrands’ securities.

Canadian securities regulators may impose an order that all trading in securities of CoolBrands cease, either permanently, or for such period as is specified in the order, if CoolBrands does not file its audited financial statements, MD&A and AIF by January 29, 2007.

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie®, Godiva® Ice Cream, Whole Fruit™ Sorbet, Snapple® On Ice Pops, Tropicana® Fruit Bars, No Pudge! ™ Frozen Snacks, Crayola® Color Pops, Yoplait® Frozen Yogurt and many other well recognized brand names. CoolBrands also markets fresh yogurt products, including Breyers® Fruit on the Bottom, Probiotics Plus Light and Creme Savers® cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. Eskimo Pie and Whole Fruit are trademarks of CoolBrands, all other marks are used under license.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.